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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549


                                     SCHEDULE 13D


                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  (AMENDMENT NO. 1*)






                                    KTI, Inc.
    ---------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
    ---------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    482689205
    ---------------------------------------------------------------------------
                                  (CUSIP Number)

    Bret R. Maxwell, 233 S. Wacker Drive, Suite 9500, Chicago, Illinois 60606

                                  (312)258-1400
    ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  March 20, 1998
    ---------------------------------------------------------------------------
                      (Date of Event which Requires Filing of
                                  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section
240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP No. 482689205                                        Page 2 of 10 Pages

   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Riverside Partnership      36-405-1881


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                               (a) / /
                                                                   (b) /X/

   3   SEC USE ONLY

   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
        Not applicable.

   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                              / /

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
        Illinois

                7   SOLE VOTING POWER
                         0

  NUMBER OF     8   SHARED VOTING POWER
   SHARES                0
 BENEFICIALLY
OWNED BY EACH   9   SOLE DISPOSITIVE POWER
  REPORTING              0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER

                         0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            0

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                              / /

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.0%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            PN

CUSIP No. 482689205                                        Page 3 of 10 Pages



   1   NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Environmental Private Equity Fund II, L.P.      36-383-0765


   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
       INSTRUCTIONS)                                               (a) / /
                                                                   (b) /X/


   3   SEC USE ONLY


   4   SOURCE OF FUNDS (SEE INSTRUCTIONS)


       Not applicable.
   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)                                              / /


   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
                7   SOLE VOTING POWER
                         566,617*

  NUMBER OF
                8   SHARED VOTING POWER
   SHARES
                         0
 BENEFICIALLY
OWNED EACH      9   SOLE DISPOSITIVE POWER
  REPORTING
                         566,617*
   PERSON
    WITH
               10   SHARED DISPOSITIVE POWER
                         0


  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            566.617*

  12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                              / /


  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            5.8%

  14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            PN
                                 *SEE ITEM 5 HEREOF.

                                                          Page 4 of 10 Pages

 THIS SCHEDULE AMENDS A SCHEDULE 13D DATED JULY 14, 1997 (THE "ORIGINAL 13D").


                       Item 1.  Security and Issuer.

     This Schedule 13D is filed with respect to shares of Common Stock ("Common Stock") of KTI, Inc., a New Jersey corporation (the "Company"). The Company's principal executive offices are located at 7000 Boulevard East, Guttenberg, New Jersey 07093.

                          Item 2.  Identity and Background.

     This Schedule 13D is filed on behalf of Riverside Partnership, an Illinois general partnership ("Riverside"), and Environmental Private Equity Fund II, L.P., a Delaware limited partnership ("EPEF"). Riverside and EPEF will be referred to collectively as the "Filing Parties." Each of the Filing Parties maintains its principal offices at 233 South Wacker Drive, 9500 Sears Tower, Chicago, Illinois 60606 ("Suite 9500"). The principal business of each of the Filing Parties is venture capital and private equity investment.

     In this Schedule 13D, the persons who have or share control of EPEF or its general partner after looking through one or more intermediate partnerships will be referred to as "ultimate general partners." The ultimate general partners of EPEF are First Analysis Corporation, a Delaware corporation ("FAC"), Bret R. Maxwell ("Maxwell"), BancAmerica Robertson Stephens & Co. ("BARS"), Argentum Environmental Corporation ("AEC"), and Schneur Z. Genack, Inc. ("SZG").

     (a), (b) and (c). The following information is furnished with respect to each person who takes executive actions on behalf of FAC with respect to its functioning as an ultimate general partner of EPEF, and on behalf of Maxwell personally, each of whom maintains Suite 9500 as his principal business address:

       NAME                   AFFILIATION WITH FAC

1.  F. Oliver Nicklin         President, Chief Executive Officer and
                               Director
2.  Bret R. Maxwell           Vice Chairman

     Each of the above is principally employed as an executive of FAC. FAC's principal business is participation in venture capital partnerships and the provision of research investment services. Its principal business address is Suite 9500.

     (a), (b) and (c) (con't). AEC maintains its business address c/o The Argentum Group ("TAG"), 405 Lexington Avenue, New York, New York 10174 (the "TAG Address"). SZG maintains its business address at the TAG Address. The persons who take actions on behalf of AEC and SZG with respect to their functioning as ultimate general partners of EPEF are Schneur Z. Genack ("Genack"), Daniel Raynor ("Raynor") and Walter H. Barandiaran ("Barandiaran"). Each

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                                                       Page 5 of 10 Pages

of Raynor and Barandiaran is principally employed as an executive of TAG and maintains his business address at the TAG address. TAG's principal business is merchant banking. Genack is principally employed as a private investor. Genack maintains his business address at 18 East 48th Street, Suite 1800, New York, New York 10017.

     (a), (b) and (c) (con't). BARS maintains its business address at One Embarcadero Center, San Francisco, California 94111 (the "BARS Address"). The person who takes actions on behalf of BARS with respect to its functioning as an ultimate general partner of EPEF is Charles R. Hamilton ("Hamilton"). Hamilton is principally employed as an employee of BARS. Hamilton maintains his principal business address at the BARS Address. BARS's principal business is investment banking.

     (d) and (e) None of the Filing Parties or their general partners and, to the best of each Filing Party's knowledge, none of the persons listed in the responses to Items 2(a), (b) or (c) above has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such civil proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) To the best of each Filing Party's knowledge, each of the natural persons listed in the responses to Items 2(a), (b) or (c) above is a citizen of the United States, except for Barandiaran, who is a citizen of Peru.

         Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

                           Item 4.  Purpose of Transaction.

     The securities of the Company held by EPEF were purchased as an investment. EPEF may, in the future, purchase additional securities of the Company or dispose of securities of the Company.

     EPEF has no present plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended (the "1934 Act"). In the future, however, each of the Filing Parties reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

                Item 5.  Interest in Securities of the Issuer.

     (a) (i) As of the date of this Schedule, Riverside owns no shares of the Common Stock and may not be deemed to directly or indirectly beneficially own any shares of Common Stock.

                                                          Page 6 of 10 Pages

     EPEF owns 318,700 shares of the Common Stock, 218,750 Warrants ("$9 Warrants") to purchase Common Stock at an exercise price of $9 per share, and 29,167 Warrants ("$10 Warrants") to purchase Common Stock at an exercise price of $10 per share (the $9 Warrants and the $10 Warrants are sometimes collectively referred to herein as the "Warrants"). Subject to the assumptions described in the next sentence, EPEF owns 5.8% of the Common Stock. Such percentage is computed assuming the exercise of all of the Warrants held by EPEF and no exercise of options or warrants or conversion of any convertible security held by any other person.

     In addition, Genack holds 25,000 shares of Common Stock, 12,500 $9 Warrants, and 1,667 $10 Warrants. Assuming exercise of all Warrants held by Genack, and no exercise of options or warrants or conversion of any convertible security by any other person, Genack owns 0.4% of the Common Stock.

     (ii) By reason of their status as ultimate general partners of EPEF, each of FAC, Maxwell, BARS, AEC and SZG, and the controlling persons Genack, Raynor, Barandiaran and Hamilton, may be deemed to be the indirect beneficial owner of 566,617 shares of Common Stock or 5.8% of such shares. By reason of his status as the majority stockholder of FAC, F. Oliver Nicklin may also be deemed to be the indirect beneficial owner of such shares.

     (iii) Each of the Filing Parties disclaims beneficial ownership of all shares described herein except those shares that are owned by the Filing Party directly. The Filing Parties understand that each of the other persons named as an officer, director, partner, ultimate general partner or other affiliate of any Filing Party herein disclaims beneficial ownership of all of the shares described herein, except for Genack with respect to the 25,000 shares of Common Stock and 14,167 Warrants held by him directly.

     Each of the Filing Parties and each of their general partners disclaim the existence of an "group" among any or all of them and further disclaim the existence of a "group" among any or all of them and any or all of the other persons named as an officer, director, partner or other affiliate of any Filing Party, in each case within the meaning of Section 13(d)(3) of the 1934 Act.

     (b) (i) Riverside does not have the sole power to vote and dispose of any shares of Common Stock nor may it be deemed to share the power to vote or dispose of any shares of Common Stock.

     (ii) Subject to the exercise of the Warrants, EPEF has the sole power to vote and dispose of 566,167 shares of Common Stock. FAC, Maxwell, BARS, AEC and SZG may be deemed to share the power to vote or dispose of such shares.

     (iii) Subject to the exercise of Warrants held by Genack, Genack has the sole power to vote and dispose of 39,167 shares of Common Stock.

                                                          Page 7 of 10 Pages

     (c) (i) On February 5, 1998, the 437,500 and 25,000 shares of the Company's Series A Preferred Stock previously held by Riverside and Genack, respectively, were converted into an equal number of shares of Common Stock.


     (ii) On March 11, 1998, Riverside sold 117,500 shares of Common Stock at a price per share of $15-3/4.

     (iii) On March 19, 1998, Riverside sold 1,300 shares of Common Stock at a price per share of $16-7/8.

     (iv) On March 20, 1998, Riverside used the proceeds from the sales described in (ii) and (iii) above to repay the loaned funds borrowed under a Secured Revolving Loan Agreement, a copy of which is attached to the Original 13D as Exhibit A, as described in Item 3 of the Original 13D. Upon repayment of the loaned funds, beneficial ownership by Riverside of 318,700 shares of Common Stock and 247,917 Warrants transferred to EPEF.

     (d)  None.

     (e) On March 20, 1998, Riverside ceased to be the beneficial owner of more than five percent of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.


                      Item 7.  Material to be Filed as Exhibits.

Exhibit D.     Agreement with respect to joint filing of Amendment No. 1 to
               Schedule 13D dated April 6, 1998.   Page 9 of 10 pages.

                                                           Page 8 of 10 Pages

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 1998


                                 RIVERSIDE PARTNERSHIP, an Illinois general partnership

                                 By: Riverside L.L.C., Managing General Partner of Riverside Partnership

                                 By:  First Analysis Corporation, Manager of
                                      Riverside L.L.C.


                                      By:       /s/ F. Oliver Nicklin
                                         -------------------------------
                                                    F. Oliver Nicklin
                                         Title: President


                                 ENVIRONMENTAL PRIVATE EQUITY FUND II,
                                 L.P., a Delaware limited partnership


                                 By:  Environmental Private Equity Management
                                      II, L.P., General Partner of Environmental
                                      Private Equity Fund II, L.P.

                                 By: First Analysis EPEF Management Company II, General Partner of Environmental
                                      Private Equity Management II, L.P.

                                By:  First Analysis Corporation, General Partner
                                      of First Analysis EPEF Management
                                      Company II


                                By:          /s/ F. Oliver Nicklin
                                    -----------------------------------
                                                 F. Oliver Nicklin
                                    Title: President

                                                           Page 9 of 10 Pages

                                    EXHIBIT D

                                    AGREEMENT

The undersigned agree as follows:

     (i)  Each of them is individually eligible to use the Amendment No. 1 to
Schedule 13D (the "Amendment") to which this Agreement is attached, and such Amendment is filed on behalf of each of them;

     (ii) Each of them is responsible for the timely filing of such Amendment and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate;

     (iii) Such Amendment identifies each such person, contains the required information with regard to such person and indicates that it is filed on behalf of all such persons; and

     (iv) The execution and delivery of this Agreement does not and shall not constitute an admission by the undersigned that they constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the undersigned hereby disclaim such status.

Dated:         April 6, 1998

                               RIVERSIDE PARTNERSHIP, an Illinois
                                general partnership

                               By: Riverside L.L.C., Managing General Partner of Riverside Partnership

                               By:  First Analysis Corporation, Manager
                                    of Riverside L.L.C.


                               By:          /s/ F. Oliver Nicklin
                                  ---------------------------------------
                                                F. Oliver Nicklin
                                  Title: President


                               (signature lines continued on next page)

                                                Page 9 of 10 Pages

                               ENVIRONMENTAL PRIVATE EQUITY FUND
                               II, L.P., a Delaware limited partnership

                               By: Environmental Private Equity Management II, L.P., General Partner of
                                    Environmental Private Equity Fund II, L.P.

                               By:  First Analysis EPEF Management Company
                                    II, General Partner of Environmental
                                    Private Equity Management II, L.P.

                               By:  First Analysis Corporation, General
                                    Partner of First Analysis EPEF
                                    Management Company II

                                    By:         /s/ F. Oliver Nicklin
                                       ---------------------------------------
                                                    F. Oliver Nicklin
                                       Title: President